Exhibit 12.1

Statement of Computation of Ratios

						Nine Months
	Year Ended December 31,					Ended
						September 30,
	2001	2002	2003	2004	2005	2006
	(in thousands)
Earnings:
Net loss applicable to common stockholders	$(6,227)	$(15,771)	$(20,757)	$(28,896)	$(29,515)	$(24,315)

Add: Fixed charges	617	849	570	687	1,002	2,315

Less: Capitalized interest	—	—	—	—	—	—

Total earnings	$(5,610)	$(14,922)	$(20,187)	$(28,209)	$(28,513)	$(22,000)

Fixed Charges:

Interest expensed and capitalized	$84	$356	$176	$403	$834	$495

Estimated interest component of rent expenses	533	493	394	284	168	1,820

Total fixed charges	$617	$849	$570	$687	$1,002	$2,315

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)             Earnings were insufficient to cover fixed charges by $6.2 million, $15.8 million, $20.8 million, $28.9 million, $29.5 million and $24.3 million, for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.